

March 26, 2020

J. Brent Alldredge
General Counsel
Conformis, Inc.
600 Technology Park Drive
Billerica, Massachusetts 01821

      Re: Conformis, Inc.
          Registration Statement on Form S-3
          Filed March 23, 2020
          File No. 333-237351

Dear Mr. Alldredge:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences